
October 30, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> **Re: Great China Mania Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 16, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

   We have reviewed your responses to the comments in our letter dated October 10, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your disclosure in your Form 8-K filed on October 9, 2014 regarding the material agreement you entered into with Bong Kok Hoong related to the establishment of two joint venture subsidiaries. In an appropriate section of your prospectus, please describe the material terms of such agreement. In addition please file the agreement as an exhibit to your registration statement or tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K. Similarly, please describe the material terms of your agreement entered into with Darren Kong and file such agreement as an exhibit to your registration statement or tell us why this is not required.

Description of Business, page 15

Products and Services, page 16

2. We note your response to our prior comment 12 that you "have received no revenue from the appearance of any of [your] talent in movies" and that "[i]n the future, [you] will negotiate payment for the appearance of [your] talent in films, music and promotional events." Please specify whether, pursuant to your current agreements with each of the artists you manage, you earn an agency fee for any appearances in television, for the artist's participation in music production, for artist related merchandising and/or for the artist's participation in promotional events, including work as a spokesperson. In

addition, in your Movie Participation, TV Series Participation, Promotional Events, Spokesperson, Artist Related Merchandising and Music and Record Productions sections on page 17, please state whether you earned any agency fees for the activities listed in each section. Also, disclose whether you received any revenues from the "institutional clients" listed on page 18 and 19, describe how you earn revenue from such clients and disclose whether you currently have any "institutional clients."

GMED, page 18

Movie Distribution, page 18

3. We note your response to our prior comment 15. Please describe your "relationship with Golden Screen Cinemas Sdn Bld," including whether you have a distribution agreement with Golden Screen Cinemas Sdn Bhd and, if you do, how you earn revenues pursuant to the agreement. Please also file the agreement as an exhibit or tell us why it is not a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

Movie Projects in 2013 and 2014, page 18

4. We note your response to our prior comment 17. Please clarify here whether you have or will earn any revenues in connection with "Kick Ass Girls" and "Girls Police Academy," and, if you have earned revenues or expect to earn revenues in connection with these movies, please specify whether such revenues have or will be earned due to the distribution of such movies or for supplying talent for the movies. In addition, please disclose the amount of any revenues earned in connection with "Kick Ass Girls" and "Girls Police Academy."

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Diane J. Harrison
        Harrison Law, P.A.